SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                          Dynacore Holdings Corporation
             (Exact Name of Registrant as Specified in its Charter)

              Delaware                                     74-1605174
  (State of Incorporation or Organization)           (I.R.S. Employer
                                                      Identification No.)

8410 Datapoint Drive, San Antonio Texas                  78229-8500
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  (Address of Principal Executive Offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class            Name of Each Exchange on Which
          to be so Registered            Each Class is to be Registered

     __________N/A_______________         _____________N/A_____________
               ---                                     ---

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Securities to be registered pursuant to Section 12(g) of the Act:

              Common Stock, $.01 par value
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                                (Title of Class)

                                (Title of Class)

Item 1.           Description of Securities to be Registered

         Dynacore Holdings Corporation, a Delaware corporation (the "Corporation"), filed a petition for reorganization with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") under Chapter 11 of the United States Bankruptcy Code, Case No. 00-1853, on May 3, 2000. On December 5, 2000, the Bankruptcy Court entered an order confirming the Corporation's Amended Plan of Reorganization under Chapter 11 (the " Plan"). The effective date of the Plan occurred on December 18, 2000 (the "Effective Date").

         Pursuant to the terms of the Plan, the Corporation filed an Amended and
Restated   Certificate  of  Incorporation  (the  "Restated  Charter")  with  the
Secretary of State of the State of Delaware authorizing the issuance of thirty million shares of common stock, par value $.01 per share ("Dynacore Common Stock") and five million shares of preferred stock, par value $.01 per share
("Dynacore   Preferred   Stock"  and  together  with   Dynacore   Common  Stock,
collectively, "Dynacore Shares"). In addition, pursuant to the Plan a patent litigation trust was formed to pursue and otherwise defend the Corporation's patent litigations (the "PL Trust"; units representing a beneficial interest in the PL Trust are referred to as the "Units"). All of the Debentures (hereinafter defined), common stock and exchangeable preferred stock of the Corporation existing prior to the effective date have been canceled. In exchange for those canceled securities, eligible holders of the old exchangeable preferred stock and old common stock of the Corporation are entitled to receive shares of Dynacore Common Stock at a rate of 3.663683 shares of Dynacore Common Stock and
 .545655 Units for each share of old exchangeable preferred stock, and 0.225177 shares of Dynacore Common Stock for each share of old common stock, in each case rounded down to the nearest whole number of shares. Holders of certain pre-bankruptcy convertible subordinated debentures of the Corporation (the "Debentures") must redeem their debentures to the Indenture Trustee in order to receive their distributions, at which time they are entitled to receive
43.5701965 shares of Dynacore Common Stock, and 69.712318 Units per $1,000 principal amount, rounded down the nearest whole number of shares. Holders of Debentures are also entitled to receive $606.50 in cash per $1,000 principal amount.

         The holders of Dynacore Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders, provided, however, that, except as otherwise provided by law, holders of Dynacore Common Stock shall not be entitled to vote on any amendment to the Restated Charter that relates solely to the terms of one or more outstanding series of Dynacore Preferred Stock if holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the Restated Charter. The holders of Dynacore Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Notwithstanding, upon receipt by the Corporation of the first seventy-five million ($75,000,000) dollars in distributions, to the extent realized, from the PL Trust on account of the Corporation's beneficial trust interests in the PL Trust, the Corporation shall pay a mandatory dividend, from funds legally available therefor, to holders of its Common Stock in an amount equal to such proceeds, minus the aggregate amount necessary to reimburse the Corporation for all of its expenses and costs in connection with the PL Trust, and payment of all taxes due as a result of any distribution by the PL Trust to the Corporation. Such mandatory dividend shall be made from time to time, and on such date or dates as the board of directors deems appropriate, provided, however, that the aggregate amount to be distributed shall be distributed no later than seventy-five (75) days after receipt by the Corporation of the first seventy-five million dollars ($75,000,000) in distributions from the PL Trust. Upon liquidation, dissolution or winding up of the Corporation, the holders of Dynacore Common Stock are entitled to receive pro rata all assets remaining legally available for distribution to stockholders after liquidating distributions to the holders of any future capital stock designated as being senior to Dynacore Common Stock. The holders of Dynacore Common Stock have no right to cumulate their votes in the election of directors. The Dynacore Common Stock has no preemptive or other subscription rights, and there are no conversion rights, redemption or sinking fund provisions with respect to such shares.

         All of the outstanding shares of Dynacore Common Stock are fully paid and non-assessable. Dynacore Common Stock may not be transferred if such transfer would (A) cause a transferee to become a five percent (5%) shareholder within the meaning of Treasury Regulation Section 1.382-2T(g)(1)(i) or (ii) or
(B)  would  create  a new  "public  group"  as that  term  is  used in  Treasury
Regulation Section 1.382-2T(f)(13), without the consent of the Board of Directors. The Board of Directors of the Corporation shall be comprised of seven
(7) directors. At least four (4) of the directors shall be individuals who (i) are deemed to "independent" pursuant to the New York Stock Exchange and NASDAQ rules or (ii) are not an officer or employee of the Corporation but were appointed as a director of the Corporation in the Confirmation Order of the United States Bankruptcy Court for the District of Delaware, dated December 5, 2000 (Case No. 00-1853 (PJW)) (each individual who satisfies the criteria of clauses (i) or (ii), an "Independent Director"). The Corporation shall have a Compensation Committee and an Audit Committee which shall be comprised exclusively of Independent Directors.

         Dynacore Preferred Stock may be issued from time to time in one or more classes or series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such class or series of Dynacore Preferred Stock. Dynacore Preferred Stock may not be transferred if such transfer would (A) cause a transferee to become a five percent (5%) shareholder within the meaning of Treasury Regulation Section 1.382-2T(g)(1)(i) or (ii) or (B) would create a new "public group" as that term is used in Treasury Regulation Section 1.382-2T(f)(13), without the consent of the Board of Directors.

         The above summary is qualified in its entirety by the Plan, which was filed as Exhibit 99.1 to the Corporation's Form 8-K filed with the Securities and Exchange Commission on December 8, 2000, and is incorporated herein by reference.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         Dynacore Holdings Corporation


Date: December 22, 2000                     By:/s/Phillip P. Krumb
                                               -------------------
                                                  Phillip P. Krumb
                                                  Vice President and
                                                  Chief Financial Officer